Exhibit 5.2

April 29, 2011

Weber City Road LLC

c/o Chemtura Corporation

199 Benson Road

Middlebury, Connecticut 06749

Re:	Exchange of up to $455,000,000 aggregate principal amount of 7.875% Senior Notes due 2018 and guarantees thereof for all outstanding unregistered 7.875% Senior Notes due 2018 issued on August 27, 2010

Gentlemen:

We have acted as special Louisiana counsel for Weber City Road LLC, a Louisiana limited liability company, acting through its liquidator, Chemtura Corporation (“Guarantor”), in connection with the Guarantor’s proposed guaranty of up to $455,000,000 7.875% Senior Notes that have been registered with the Securities and Exchange Commission (the “SEC”) to be issued by Chemtura Corporation (“Chemtura”) (the “Exchange Notes”) pursuant to the Indenture (defined below). The Exchange Notes are to be issued in connection with an exchange offer (the “Exchange”) to be made pursuant to a Registration Statement on Form S-4 (such Registration Statement, as supplemented or amended, is hereafter referred to as the “Registration Statement”) to be filed on or about March 9, 2011, under the Securities Act of 1933, as amended.

1. Documents Reviewed. For purposes of rendering our opinion set forth herein, we have among other things reviewed originals or copies of the following documents which pertain directly to the Exchange Notes (collectively, the “Exchange Documents”).

a. Indenture by Chemtura and U.S. Bank National Association, as trustee, dated August 27, 2010, as supplemented by that certain Supplemental Indenture No. I between Chemtura and Guarantor and U.S. Bank National Association dated November 10, 2010 (collectively, the “Indenture”);

b. Registration Statement.

c. With respect to Guarantor, the Articles of Organization and Operating Agreement of the Guarantor, as well as the Articles of Dissolution filed with the Secretary of State on February 9, 2011.

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

Chemtura Corporation

April 29, 2011

In reaching our opinions set forth below, we have assumed: (a) the genuineness of all signatures (other than Guarantor’s), the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies; (b) the due organization, valid existence and good standing of all parties other than the Guarantor under the laws of the jurisdiction in which such parties are organized; (c) that all parties other than the Guarantor have the power and authority to execute and deliver the Exchange Documents to which they are a party and to perform their respective obligations thereunder, and that all such actions have been duly and validly authorized by all necessary proceedings on the part of all such parties.

The term “knowledge”, as used herein, means the current actual knowledge of the lawyers who are participating in drafting this opinion letter and in handling the transaction described herein, but does not include, except as specifically provided hereafter, constructive knowledge or inquiry knowledge. Whenever our opinion herein with respect to the existence or absence of facts is qualified by the phrase, “to the best of our knowledge” or “known to us” or the like, we mean that, during the course of our representation of Guarantor, we have made inquiry of the members, managers, or managing members of Guarantor who by virtue of their position, would have reason to know of such facts, and no information has come to our attention which has given us actual knowledge of the existence of facts to the contrary. We have not, however, in rendering this opinion, undertaken any other independent investigation to determine the existence or absence of such facts, but have relied upon the representations as described above, which we have no reason to believe are inaccurate, and the matters within our files. Further be advised that the phrases “we”, “us” and “our” and the like are intended to identify only the attorneys of this firm who have given substantive attention to this matter in rendering this opinion. Capitalized terms used in this opinion and not otherwise defined shall have the meaning ascribed to them in the Exchange Documents.

2. Definitions. As used herein, the following terms shall have the following meanings:

a.	Applicable Laws. The term “Applicable Laws” means all applicable constitutional, legislative, judicial and administrative provisions, statutes, regulations, decisions, rulings, orders, ordinances and other laws of the State of Louisiana and of the United States of America.

b.	Governing Documents. The term “Governing Documents” means the articles of organization, limited liability company agreement, or similar organizational documents of the Guarantor, including the Notice of Dissolution, as the context may require.

c.	Contract. The term “Contract” means any instrument binding on the specified party, including, but not limited to, promissory notes, deeds of trust, mortgages, security agreements, lien instruments, leases, covenants, conditions, easements, rights of way, franchises, permits and licenses.

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

Chemtura Corporation

April 29, 2011

d.	Governmental Authority. The term “Governmental Authority” means all federal, state and local governmental entities.

3. Opinions. Based upon the foregoing and our examination of the Exchange Documents, subject to the qualifications and assumptions herein set forth, we are of the opinion that:

a.	Based solely on the Governing Documents, Guarantor is validly existing and qualified to do business as a limited liability company in the State of Louisiana.

b.	Guarantor has filed Articles of Dissolution (“Notice of Dissolution”) pursuant to Louisiana Revised Statute 12:1339 and is therefore not able to acquire a Good Standing Certificate from the Louisiana Secretary of State, but has not yet filed the Certificate of Dissolution necessary to wind up and dissolve the company under Louisiana Revised Statute 12:1340.

c.	Based solely on the Certificate of Guarantor attached hereto, and the records maintained by the Louisiana Secretary of State as of the date of this Opinion, the Governing Documents are in full force and effect and have not been amended or rescinded, other than as set forth in the Notice of Dissolution.

d.	Guarantor has the requisite power and authority to execute and deliver each of the Exchange Documents to which it is a party, and to perform the obligations imposed on it under the Exchange Documents to which it is a party.

e.	The execution and delivery of the Exchange Documents and the performance of Guarantor of each of its obligations thereunder have been duly authorized by all necessary limited liability action.

4. Assumptions. The opinions expressed in this letter are made subject to and are qualified by the following:

a.	Intentionally Omitted.

b.	Capacity. Each individual executing the Exchange Documents had sufficient legal capacity to execute such documents and perform their obligations thereunder (provided, however, we have no actual knowledge that any such individual lacks legal capacity to do so).

c.	Mistake/Fraud. There has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence.

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

Chemtura Corporation

April 29, 2011

d.	Conduct. All parties have complied with any requirement of good faith, fair dealing and conscionability.

e.	Future Actions. All parties to the Exchange Documents will act in accordance with and refrain from taking any action forbidden by the terms and conditions of the Exchange Documents.

f.	Execution. We have assumed the due execution by each party other than Guarantor of the Exchange Documents to which it is a party.

5. Qualifications. The opinions expressed above are subject to the following qualifications:

a.	The matters expressed in this letter are subject to and qualified and limited by: (i) applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally; (ii) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity); (iii) the power of the courts to award damages in lieu of equitable remedies; (iv) securities Laws and public policy underlying such Laws with respect to rights to indemnification and contribution; and (v) limitations on the waiver of rights under any stay, extension or usury Law or other Law, whether now or hereafter in force, which would prohibit or forgive the Company or a Guarantor from paying all or any portion of the Unregistered Notes or the Registered Notes as contemplated in the Indenture.

b.	We express no opinion with respect to any of the following:

i)	The continuing validity of the dissolution proceedings initiated by the Notice of Dissolution under Applicable Laws after the execution and entering into of the Exchange Documents.

ii)	The effect of a dissolution of the Guarantor entity on the enforceability of the Exchange Documents.

iii)	Whether or not a dissolution of the Guarantor entity will result in a default under any Exchange Documents.

c.

Certificates. As to any facts material to our opinion, we have relied upon the accuracy and completeness of the facts and factual representations made in or pursuant to the Exchange Documents and the documents referred to therein, and, in addition, we have relied upon a certificate or certificates of an official, officer or authorized representative of the particular governmental authority, corporation,

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

Chemtura Corporation

April 29, 2011

firm or other person or entity concerned, and opinions of counsel of other jurisdictions. We have no knowledge of any fact which would render any such reliance inaccurate.

6. Limitations. This opinion letter is issued subject to the following limitations:

a.	Opinion Limited to Louisiana. We express no opinion with respect to the effect of any laws other than the Applicable Laws.

Louisiana courts presented with the issue of choice of law provisions have generally held that an agreement between the parties of relatively equal bargaining power to have their contract controlled by the laws of another state will be enforced as long as those laws do not contravene the public policy of the state whose laws would otherwise be applicable. Our opinion as to the enforceability of a choice of law provision does not include an opinion on the enforceability of any consent to jurisdiction or venue, the waiver of the right to a jury trial, or any waiver of rights which may be considered to be non-waivable matters of procedural or substantive due process.

If the laws of the State of Louisiana were nevertheless held applicable to the Exchange Documents, the Exchange Documents would be binding obligations of Guarantor, enforceable in accordance with their terms, subject to the Qualifications and Limitations set forth herein.

b.	Securities Laws. We express no opinion with respect to any securities laws or Blue Sky laws of any jurisdiction.

c.	Guarantors.

(i) We express no opinion concerning any waiver of the right of subrogation, contribution or reimbursement by a Guarantor. We express no opinion as to the effectiveness of any provisions in the Exchange Documents purporting to automatically reinstate any indebtedness that is subject to avoidance as a preference or fraudulent conveyance in any bankruptcy action involving Guarantor. We express no opinion concerning the enforceability of broadly worded waivers contained in the Exchange Documents, such as waivers with respect to “any act” or “any failure to act” of Obligee, or provisions which purport to make the obligations of Guarantor “unconditional” regardless of any defense or circumstance. We express no opinion concerning the enforceability of the Exchange Documents with respect to indebtedness which cannot be enforced against the principal obligor as a result of prescription, or non-personal defenses (exclusive of defenses arising out of the bankruptcy of the principal

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

Chemtura Corporation

April 29, 2011

obligor). Certain actions of the obligee, such as actions which impair rights of subrogation and actions which create defenses to payment with respect to the guaranteed indebtedness, could limit recovery under a guaranty, in whole and in part.

(ii) We express no opinion as to whether the Guaranty will be effective with respect to any obligations extended or committed by the obligee after the date on which obligee receives notice from Guarantor that Guarantor terminates its guaranty, except for principal and interest on previously extended principal advances, attorney’s and collection fees in connection with collection of such amounts, and amounts that the obligee is obligated to advance following such termination, as provided in Louisiana Civil Code Article 3061.

d.	Subsequent Events. We undertake no obligation to advise you of facts or changes in law occurring after the date of this opinion letter which might affect the opinions expressed herein. Specifically, we make no opinion as to the effect of taking any further action to dissolve the Guarantor after the date hereof.

e.	Captions. The captions in this opinion are for convenience of reference only and shall not limit, amplify or otherwise modify the provisions hereof.

f.	Restriction on Use. This opinion letter shall not be relied upon by any party other than Chemtura, the Guarantor, their respective successors and/or assigns, any rating agency in connection with the securitization of this Exchange and their respective legal counsel.

We express no opinion, however, with respect to any income, franchise sales, withholding, real or personal property, business license or other tax which may result from the transactions contemplated by the Exchange Documents or the performance of the obligations described therein.

The opinions expressed herein are expressed as of the date hereof and are not intended to have any prospective effect. We assume no obligation to advise you or any other Person of any changes concerning the above, whether or not deemed material, which may hereafter come or be brought to our attention, including but not limited to, changes which could result from pending or future legislation, law or jurisprudence. This opinion is not a guaranty.

The opinions expressed in this letter are given solely for the benefit of Chemtura, its successors and assigns (including any purchaser of the Exchange), and any rating agency in connection with the securitization of the Exchange and their respective legal counsel, in connection with the transaction referred to herein. The opinions expressed in this letter may not

JONES, WALKER, WAECHTER, POITEVENT, CARRÈRE & DENÈGRE L.L.P.

Chemtura Corporation

April 29, 2011

be relied upon, in whole or in part, by Chemtura or its successors or assigns and any rating agency in connection with the securitization of the Exchange, for any other purpose or relied upon by any other person, firm or corporation for any purpose, without our prior written consent. The opinions expressed in this letter are rendered as of the date hereof and we express no opinion as to circumstances or events that may occur subsequent to such date.

We hereby consent to the filing of this Opinion as Exhibit 5.2 to the Registration Statement and consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules of the SEC.

Respectfully submitted,

/s/ Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.